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Filed Pursuant to Rule 433
Registration Statement No. 333-99209

Final Term Sheet
March 8, 2006

SABRE HOLDINGS CORPORATION
$400,000,000 6.350% Senior Notes due 2016

Issuer:	Sabre Holdings Corporation
Title of Securities:	$400,000,000 6.350% Senior Notes due 2016
Trade Date:	March 8, 2006
Settlement Date:	March 13, 2006
Maturity Date:	March 15, 2016
Price to Public:	99.634% plus accrued interest, if any, from March 13, 2006
Gross Spread:	..650%
Price to Sabre:	98.984%
Net Proceeds Before Expenses:	$395,936,000
Interest Rate:	6.350% per year
Interest Payment Dates:	March 15 and September 15, beginning on September 15, 2006
Optional Redemption	Optional redemption at any time at 100% or discounted present value at Adjusted Treasury Rate plus 30 basis points
Interest Rate Adjustment upon a Change of Control	The interest rate payable on the securities will be subject to adjustment from time to time after the occurrence of certain change of control
CUSIP	785905 AB 6

Allocation:

Morgan Stanley & Co. Incorporated
Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Daiwa Securities America Inc
Lazard Capital Markets LLC
BNY Capital Markets, Inc.
Comerica Securities, Inc.	$160,000,000 $104,000,000 $40,000,000 $24,000,000 $24,000,000 $24,000,000 $8,600,000 $7,000,000 $4,800,000 $3,600,000
Reference Document:	Prospectus Supplement, subject to completion, dated March 8, 2006; Prospectus dated April 3, 2003

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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SABRE HOLDINGS CORPORATION $400,000,000 6.350% Senior Notes due 2016